News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2006 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brookfield.com.

The Third Quarter 2006 Results conference call can be accessed via webcast on November 3, 2006 at 2 p.m. EST at www.brookfield.com or via teleconference at 1-888-789-0089,toll free in North America. For overseas calls please dial 416-695-5259, at approximately 1:50 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-888-509-0081 or 416-695-5275 (password: 631633).

BROOKFIELD ASSET MANAGEMENT REPORTS 29% INCREASE
IN THIRD QUARTER CASH FLOW FROM OPERATIONS

TORONTO, November 3, 2006 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced a 29% increase in operating cash flow for the third quarter ended September 30, 2006. Operating cash flow totalled $368 million ($0.91 per share), compared with $286 million ($0.69 per share) reported in the same quarter last year.

The following table presents the results on a total and per share basis.

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions (except per share amounts)	2006	2005	2006	2005

Cash flow from operations	$368	$286	$942	$656
- per share [1]	$0.91	$0.69	$2.30	$1.58
Net income	$245	$736	$559	$1,511
- per share [1]	$0.60	$1.82	$1.34	$3.72
1 Adjusted to reflect three-for-two stock split

Net income for the quarter was $245 million. On a comparable basis, net income in the same quarter last year was $84 million prior to including $652 million of after-tax gains and equity earnings from an investment which was sold last year. Net income, including these items, was $736 million.

Bruce Flatt, Managing Partner and CEO of Brookfield Asset Management, commented: “We continue to achieve growth in our management platforms across all of our infrastructure operations.”

Dividend Declaration
The Board of Directors declared a dividend of US$0.16 per Class A Share, payable on February 28, 2007, to shareholders of record as at the close of business on February 1, 2007.

Information on Brookfield Asset Management’s common and preferred share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the nine months ended September 30, 2006 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release, Letter to Shareholders and Supplemental Information referred to herein contain forward-looking information and other “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “expect”, “will”, “positioned”, “expansion”, “scheduled”, “should” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2 | Brookfield Asset Management Inc. - Q3-2006 Results

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions, except per share amounts	2006	2005	2006	2005
Total revenues	$1,405	$1,356	$3,993	$3,480

Fees earned	$ 64	$58	$187	$140
Revenues less direct operating costs
Property	380	270	999	749
Power generation	122	92	478	341
Timberlands	24	13	86	31
Transmission infrastructure	56	6	70	18
Specialty funds	29	17	97	43
Investment and other income	180	95	354	268
	855	551	2,271	1,590
Expenses
Interest	291	218	765	652
Operating costs	70	60	225	164
Current income taxes	23	28	74	74
Non-controlling interests in net income before the following	108	74	326	235
	363	171	881	465
Other items
Equity accounted income (loss) from investments	(7)	34	(26)	210
Gain on disposition of investment	—	785	—	1,350
Depreciation and amortization	(136)	(102)	(367)	(271)
Future income taxes and other provisions	(45)	(180)	(112)	(329)
Non-controlling interests in the foregoing items	70	28	183	86
Net income	$245	$736	$559	$1,511
Net income per common share
Diluted	$0.60	$1.82	$1.34	$3.72
Basic	$0.62	$1.86	$1.38	$3.81

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions	2006	2005	2006	2005
Income before non-cash items[1]	$363	$171	$881	$465
Dividends from investments[2]	5	115	61	191
Cash flow from operations	$368	$286	$942	$656
1 Net income excluding other items
2 Represents dividends received that are not included in income before non-cash items.

3 | Brookfield Asset Management Inc. - Q3-2006 Results

CONSOLIDATED BALANCE SHEET
	(Unaudited) September 30	December 31
US$ millions	2006	2005
Assets
Operating assets
Securities	$1,429	$1,802
Loans and notes receivable	735	348
Property, plant and equipment
Property	12,653	11,141
Power generating	4,247	3,568
Timberlands	1,029	888
Transmission infrastructure	1,910	130
Other plant and equipment	706	316
	22,709	18,193
Cash and cash equivalents	727	951
Financial assets	1,653	2,171
Investments	585	595
Accounts receivable and other	5,876	4,148
	$31,550	$26,058
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$1,637	$1,620
Non-recourse borrowings
Property specific mortgages	11,658	8,756
Other debt of subsidiaries	3,213	2,510
Accounts payable and other liabilities	5,338	4,561
Capital securities	1,651	1,598
Minority interests of others in assets	2,633	1,984
Preferred equity	515	515
Common equity	4,905	4,514
	$31,550	$26,058

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. In addition, the consolidated balance sheet above presents the company’s cost accounted investment in Canary Wharf Group as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Securities” in the company’s statutory financial statements.

4 | Brookfield Asset Management Inc. - Q3-2006 Results